Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130-3002 O: 858.350.2300 F: 858.350.2399

May 13, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Crawford Joe McCann

Re:	Whitehawk Therapeutics, Inc. Form 10-K for the fiscal year ended December 31, 2024 Filed February 27, 2025 File No. 001-38560

Ladies and Gentlemen:

On behalf of our client, Whitehawk Therapeutics, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated May 7, 2025 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (File No. 001-38560) of the Company, filed on February 27, 2025 (the “Annual Report”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Annual Report on Form 10-K Filed February 27, 2025

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Recent Developments, page 103

1.	Please confirm that in future filings, wherever you disclose the material terms of your License Agreement with WuXi Biologics, you will also disclose the royalty term and the termination provisions.

AUSTIN BOSTON BOULDER BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SALT LAKE CITY SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

May 13, 2025

In response to the Staff’s comment, the Company updated its MD&A disclosure on p. 29 of its Quarterly Report on Form 10-Q, filed on May 8, 2025, as follows:

“WuXi Biologics License Agreement

On December 19, 2024, we entered into the License Agreement with WuXi Biologics for exclusive rights to certain patents and know-how pertaining to WuXi Biologics’ preclinical ADC Therapies leveraging Hangzhou DAC linker-payload technology targeting each of MUC16, PTK7 and SEZ6. Under the License Agreement, we paid WuXi Biologics a non-refundable, partial upfront payment of $6.0 million on December 19, 2024 and we paid an additional non-refundable, upfront payment of $38.0 million on April 16, 2025, in each case, for the rights and licenses granted to us by WuXi Biologics. In accordance with the License Agreement, WuXi Biologics is eligible to receive from us (a) up to an aggregate of $265.0 million upon the achievement of certain development milestones, and (b) up to an aggregate of $540.0 million upon the achievement of certain commercial milestones, across all ADC Therapies programs. WuXi Biologics is also entitled to running royalties ranging from low-single-digit to upper-single-digit percentages of annual net sales of licensed products in the territory on a product-by product and region-by-region basis from the first commercial sale of the applicable licensed product in a particular region until the date which is the later of (i) expiration of the last to expire valid claim of a license patent in such region covering the sale of such licensed product in such region or (ii) ten years after the first commercial sale of such licensed product in such region.

Each party may terminate the License Agreement in its entirety, or on a program-by-program basis, as applicable, if the other party remains in material breach of the License Agreement following a cure period to remedy the material breach or if the other party is declared insolvent or in similar financial distress. In addition, WuXi Biologics may terminate the License Agreement on a program-by-program basis if we do not meet certain development due diligence milestones. We may terminate the License Agreement in its entirety, or on a program-by-program basis, as applicable, with or without cause.”

The Company also confirms that in future filings, wherever the Company discloses the material terms of the License Agreement with WuXi Biologics, the Company will also disclose the royalty term and the termination provisions.

*****

Securities and Exchange Commission

May 13, 2025

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (858) 350-2393 or dkoeppen@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	David Lennon, Whitehawk Therapeutics, Inc.

Stephen Rodin, Whitehawk Therapeutics, Inc.

Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.